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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No.    1    )*
                                         ---------


                           First State Bancorporation
                     --------------------------------------
                                 (Name of Issuer


                           Common Stock, No Par Value
                     --------------------------------------
                         (Title of Class of Securities)


                                    336453105
                      -------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G


CUSIP NO.                  336453105
                  ---------------------------------


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              B. John Barry

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)   [__]

                                                                    (b)   [__]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States Citizen

                                5.      SOLE VOTING POWER
           NUMBER OF                     330,611 (includes shares held in IRA)
            SHARES
         BENEFICIALLY           6.      SHARED VOTING POWER
           OWNED BY                      1,800
            EACH
          REPORTING             7.      SOLE DISPOSITIVE POWER
           PERSON                        330,611 (includes shares held in IRA)
            WITH
                                8.      SHARED DISPOSITIVE POWER
                                         1,800


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              332,411
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [__]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              6.80%

12.  TYPE OF REPORTING PERSON*
              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).        NAME OF ISSUER

                  First State Bancorporation (the "Issuer") Common Stock, no par value

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  7900 Jefferson NE
                  Albuquerque, New Mexico 87109

ITEM 2(a).        NAME OF PERSON FILING

                  B. John Barry

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  2104 Hastings Avenue, Suite 200
                  Newport, MN 55055

ITEM 2(c).        CITIZENSHIP

                  United States Citizen


ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, No par value


ITEM 2(e)         CUSIP NUMBER

                  336453105


ITEM 3.           IDENTIFICATION

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ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned
                  332,411

         (b)      Percent of Class
                  6.80%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)    sole power to vote or to direct the vote
                                   330,611
                  (ii)   shared power to vote or to direct the vote
                                    1,800
                  (iii)  sole power to dispose or to direct the disposition of
                                   330,611
                  (iv)   shared power to dispose or to direct the disposition of
                                     1,800


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                    Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                    Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                    Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                    Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                                    Not Applicable

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ITEM 10.         CERTIFICATION


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date:            FEBRUARY 14, 2002




                                                  /s/   B. John Barry
                                                 -------------------------------